LEGACY EDUCATION INC.

701 W Avenue K Suite 123

Lancaster, CA 93534

February 11, 2022

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Scott Stringer
Adam Phippen
Scott Anderegg
Lilyanna Peyser

Re:	Legacy Education Inc.
Amendment No. 3 to Draft Registration Statement on Form S-1
Submitted October 25, 2021
CIK No. 0001836754

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Legacy Education Inc., a Nevada corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated November 16, 2021 (“Comment Letter”) regarding the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

DRS Amendment No. 3 filed on Form S-1

Unaudited Pro Forma Condensed Combined Financial Information

Pro Forma Financial Information, page 9

1.	We note MDDV, Inc. has a different fiscal year than the registrant. With regards to the statement of operations for Asher, please disclose the periods that were combined to arrive at a twelve month period. See Rule 11-02(c)(3) of Regulation S-X.

RESPONSE:	The Company has revised the disclosure related to the pro forma statement of operations to include the periods that were combined to arrive at the twelve month period.

2.	We note your intentions to include management’s adjustments. Rule 11-02(a)(7)(i)(B) of Regulation S-X indicates such adjustments are limited to the effect of synergies and dissynergies. However, we also note your disclosure that “[t]he unaudited pro forma combined consolidated financial information does not give effect to the potential impact of current financial conditions, any anticipated synergies, operating efficiencies or cost savings that may result from the Merger or any integration costs.” This disclosure appears to be inconsistent with your intentions to include management’s adjustments. If you intend to include management’s adjustments please explain how your disclosure is appropriate. Additionally, Rule 11-02(a)(7)(ii) of Regulation S-X indicates if presented, management’s adjustments must be presented in the explanatory notes to the pro forma information in the form of a reconciliation. It appears you plan to include adjustments on the face of the statements. Please explain how your presentation is appropriate.

RESPONSE:	The Company has revised the pro forma condensed combined consolidated financial statements to include only transactional adjustments as required by Rule 11-02(a)(6)(i) of Regulation S-X.

3.	In response to comment 2 you indicated that the Registration Statement was revised consistent with the amended requirements in SEC Release 33-10786. Before adoption of the amendments, adjustments to the pro forma statement of comprehensive income were expected to have a continuing (or recurring) impact on the registrant. Under the amended rules, registrants are no longer prohibited from making adjustments to reflect nonrecurring items. Accordingly, nonrecurring transaction costs should remain and adjustments should be made for transaction costs that have been incurred or are expected to be incurred that have not been recognized in the historical financial statements. Expenses that will not recur should be disclosed in the explanatory notes. We note from your disclosure on page 12 that merger related costs are not presented in the unaudited pro forma combined consolidated statement of income because they will not have a continuing impact on the combined results. Please explain how your presentation is consistent with the amendments or revise as necessary.

RESPONSE:	The Company has revised the pro forma condensed combined consolidated financial statements to include only transactional adjustments as required by Rule 11-02(a)(6)(i) of Regulation S-X.

4.	We reviewed your response to comment 5. Please revise to reflect the offering or explain in detail why you believe this is not appropriate.

RESPONSE:	The Company has revised the presentation of the condensed combined pro forma consolidated financial statements.

Capitalization, page 50

5.	Please tell us why you do not include the effect of the probable Asher acquisition here and in the dilution table.

RESPONSE:	This information has not yet been determined. The Company expects the information to be known and available prior to such time that the Company publicly files its Registration Statement on Form S-1, and will include such information as required.

Financial Statements, page F-6

6.	Your response to comment 6 and amendment did not address our comment. Please file the required financial statements for Legacy Education Inc. or explain why such financial statements are not required.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and respectfully submits that the Registrant, Legacy Education, Inc., qualified as a “business combination related shell company” until September 3, 2021, when the members of Legacy Education, L.L.C. became the 100% owners of Legacy Education Inc. immediately following the Reorganization Merger as described more fully in the the Registration Statement (See Prospectus Summary - Pre-IPO Reorganization Transaction). Pursuant to Section 1160 of the Commission’s “Division of Corporate Finance Financial Reporting Manual,” if the registrant is a “business combination related shell company” the registrant’s financial statements may be omitted. A “shell company” is defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), as a registrant, other than an asset-backed issuer as defined in Item 1101(b) of Regulation AB, that has (a) no or nominal operations; and (b) either (i) no or nominal assets, (ii) assets consisting solely of cash and cash equivalents or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. Legacy Education Inc. had no operations or assets until September 3, 2021, the effective date of the Reorganization Merger.

A “business combination related shell company” is defined in Rule 405 under the Securities Act as a shell company that is (a) formed by an entity that is not a shell company solely for the purpose of changing the corporate domicile of that entity solely within the United States or (b) formed by an entity that is not a shell company solely for the purpose of completing a business combination transaction (as defined in Rule 165(f) under the Securities Act) among one or more entities other than the shell company, none of which is a shell company.

Legacy Education Inc. had no operations or assets as of September 3, 2021, the effective date of the Reorganization Merger, and was formed by Legacy Education, L.L.C. for the sole purpose of restructuring the Company from a member-owned limited liability company to a shareholder-owned c-corporation. Accordingly, the Company respectfully submits that it is not required to include audited financial statements of Legacy Education Inc. in the Registration Statement. However, the Company intends to include the financial statements of Legacy Education Inc. for the required interim financial statements for the three months ended September 30, 2021 and 2020, since the effective date of the recapitalization the Company occurred during this period. Going forward, the Company intends to include the financial statements of Legacy Education Inc. in its periodic reports and other filings as required by applicable law and the rules and regulations of the Commission.

Report of Independent Registered Public Accounting Firm, page F-27

7.	We note in response to comment 7 you revised the Registration Statement to address our comment. However, we are not able to locate your auditors’ signature. Please explain or have your auditors’ sign their report on the financial statements. See Rule 2-02 of Regulation S-X. Additionally, we note the auditors’ report on internal control on page F- 62 also is not signed. Please have your auditors’ sign this report or explain why a signature is not required.

RESPONSE:	The Company has revised the Registration Statement to address this comment.

MDDV, Inc. and Subsidiary

Consolidated Balance Sheets June 30, 2021 and 2020, page F-67

8.	In addition to the balance sheet as of June 30, 2021, please provide a balance sheet as of the end of the preceding fiscal year or explain why presenting a balance sheet as of June 30, 2020 is appropriate. Reference is made to Rule 8-03 of Regulation S-X.

RESPONSE:	The Company has revised the Registration Statement to address this comment.

Sincerely,

Legacy Education Inc.

/s/ LeeAnn Rohmann
By:	LeeAnn Rohmann
Title:	Chief Executive Officer